                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ---------------

                                  FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                (Fee Required)





FOR THE FISCAL YEAR ENDED JUNE 30, 1994           COMMISSION FILE NUMBER 1-3344



                   PLAYTEX APPAREL, INC. EMPLOYEES' 401(K)
                               RETIREMENT PLAN
                           (Full title of the plan)


                            ----------------------


                             SARA LEE CORPORATION
                          THREE FIRST NATIONAL PLAZA
                                  SUITE 4600
                           CHICAGO, ILLINOIS 60602
              (Name of issuer of the securities held pursuant to
         the plan and the address of its principal executive office)

                       [ARTHUR ANDERSEN LLP LETTERHEAD]








                   PLAYTEX APPAREL, INC. EMPLOYEES' 401(k)
                   RETIREMENT PLAN

                   FINANCIAL STATEMENTS
                   JUNE 30, 1994 AND 1993
                   TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


















                   EMPLOYER I.D. NUMBER:  51-0297129
                   PLAN NUMBER: 003

           PLAYTEX APPAREL, INC. EMPLOYEES' 401(K) RETIREMENT PLAN

                        INDEX TO FINANCIAL STATEMENTS


                                                                       Page
Report of Independent Public Accountants                                  2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits --
    June 30, 1994                                                         3

  Statement of Net Assets Available for Plan Benefits --
    June 30, 1993                                                         4

  Statement of Changes in Net Assets Available for Plan
    Benefits for the Year Ended June 30, 1994                             5

  Notes to Financial Statements                                        6-10

                       [ARTHUR ANDERSEN LLP LETTERHEAD]




                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Playtex Apparel, Inc.
Pension and Employee Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Playtex Apparel, Inc. Employees' 401(k) Retirement Plan (the "Plan") as of June 30, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended June 30, 1994, in conformity with generally accepted accounting principles.




                                                      /s/ Arthur Andersen LLP


Stamford, Connecticut,
  December 15, 1994

           PLAYTEX APPAREL, INC. EMPLOYEES' 401(K) RETIREMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                JUNE 30, 1994



                                               Interest     Diversified   Aggressive   Sara Lee   International  Balanced
                                             Income Fund    Equity Fund   Equity Fund  Stock Fund  Equity Fund    Fund     Total
                                             -----------    -----------   -----------  ----------  -----------   --------  -----
ASSETS:
  Investments in Master Trust,
    at fair value                             $4,436,247     $187,922     $180,333     $104,614    $ 9,463     $40,305   $4,958,884

  Receivables-
    Employer contribution                        149,999        3,489        3,241        2,433        315         329      159,806
    Employee contribution                         57,791          849        1,218         -           502        -          60,360
    Other                                           -            -            -           2,293       -           -           2,293
                                              ----------     --------     --------     --------    -------     -------    ---------
          Total assets                         4,644,037      192,260      184,792      109,340     10,280      40,634    5,181,343
                                              ----------     --------     --------     --------    -------     -------    ---------

LIABILITIES:

  Accrued fees payable                             3,166          131          114           79          5          29        3,524
  Other                                               52          107           80        9,964       -            784       10,987
                                              ----------     --------     --------     --------    -------     -------    ---------
          Total liabilities                        3,218          238          194       10,043          5         813       14,511
                                              ----------     --------     --------     --------    -------     -------    ---------
INTERFUND RECEIVABLE (PAYABLE)                      (188)         (65)         301          (86)        38        -             -
                                              ----------     --------     --------     --------    -------     -------    ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $4,640,631     $191,957     $184,899     $ 99,211    $10,313     $39,821    $5,166,832
                                              ==========     ========     ========     ========    =======     =======    ==========


The accompanying notes to financial statements are an integral part of this statement.

           PLAYTEX APPAREL, INC. EMPLOYEES' 401(K) RETIREMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                JUNE 30, 1993



                                               Interest     Diversified   Aggressive   Sara Lee   International  Balanced
                                             Income Fund    Equity Fund   Equity Fund  Stock Fund  Equity Fund    Fund     Total
                                             -----------    -----------   -----------  ----------  -----------   --------  -----
ASSETS:
  Investments in Master Trust,
    at fair value                             $4,216,917     $130,291     $151,291     $126,544    $ -          $  -      $4,625,043

  Receivables-
    Employer contribution                         71,683        2,138        2,023        1,640      -               61       77,545
    Employee contribution                         33,048        2,100        2,087        1,867      -             -          39,102
  Other                                             -             577          788          720      -             -           2,085
                                              ----------     --------     --------     --------    -------      -------   ----------
          Total assets                         4,321,648      135,106      156,189      130,771      -               61    4,743,775
                                              ----------     --------     --------     --------    -------      -------   ----------

LIABILITIES:

  Due to Playtex Apparel, Inc. Savings and
    Profit Sharing Plan                          213,815         -            -            -         -             -         213,815
  Due to Playtex Apparel, Inc. Pension Plan        9,148         -            -            -         -             -           9,148
  Other                                           14,508         -            -             241      -             -          14,749
                                              ----------     --------     --------     --------    -------      -------   ----------
          Total liabilities                      237,471         -            -             241      -             -         237,712
                                              ----------     --------     --------     --------    -------      -------   ----------
INTERFUND RECEIVABLE (PAYABLE)                   (19,464)      13,453      (24,878)      (5,619)     -           36,508         -
                                              ----------     --------     --------     --------    -------      -------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $4,064,713     $148,559     $131,311     $124,911    $ -          $36,569   $4,506,063
                                              ==========     ========     ========     ========    =======      =======   ==========



The accompanying notes to financial statements are an integral part of this statement.

          PLAYTEX APPAREL, INC. EMPLOYEES' 401(K) RETIREMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       FOR THE YEAR ENDED JUNE 30, 1994


                                 Interest       Diversified    Aggressive      Sara Lee   International    Balanced
                                 Income Fund    Equity Fund   Equity Fund    Stock Fund     Equity Fund        Fund     Total
                                 -----------    -----------   -----------    ----------     -----------    ---------    -----
ADDITIONS TO NET ASSETS:
  Interest                       $  316,001       $      9      $     11       $      951      $      (15)   $      4    $  316,961
  Dividends                          --              5,961        14,155              780               7       3,134        24,037
  Realized gain (loss)               --              1,762           421             --                 7           3         2,193
  Unrealized appreciation
    (depreciation)                   --             (4,840)       (6,376)         (19,503)          1,326      (1,637)      (31,030)
  Employee contributions            379,013         21,778        21,160           17,801           2,209         938       442,899
  Employer contributions            152,702          4,888         4,689            3,814             435         329       166,857
  Other                              --               --           --                 437             108        --             545
                                 ----------       --------      --------       ----------      ----------    --------    ----------
       Total additions              847,716         29,558        34,060            4,280           4,077       2,771       922,462
                                 ----------       --------      --------       ----------      ----------    --------    ----------

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants     240,291            233         3,073            --             --           --          243,597
  Administrative expenses            14,333            756           671              528              75         333        16,696
  Other                               1,272             63            61            --             --               4         1,400
                                 ----------       --------      --------       ----------      ----------    --------    ----------
       Total deductions             255,896          1,052         3,805              528              75         337       261,693

TRANSFERS TO/(FROM) INVESTMENT
 OPTONS                            (15,902)         14,892        23,333          (29,452)          6,311         818        --
                                 ----------       --------      --------       ----------      ----------    --------    ----------
      Net additions
        (deductions)               575,918          43,398        53,588          (25,700)         10,313       3,252       660,769

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, June 30, 1993    4,064,713         148,559       131,311          124,911          --          36,569     4,506,063
                                 ----------       --------      --------       ----------      ----------    --------    ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, June 30, 1994   $4,640,631        $191,957      $ 184,899        $ 99,211      $   10,313    $ 39,821    $5,166,832
                                ==========        ========      =========        ========     ===========    ========    ==========


The accompanying notes to financial statements are an integral part of this statement.

           PLAYTEX APPAREL, INC. EMPLOYEES' 401(K) RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

                            JUNE 30, 1994 AND 1993



1. Description of Plan:

   The Playtex Apparel, Inc. (the "Company") Employees' 401(k) Retirement Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Company is a wholly-owned subsidiary of Sara Lee Corp.

   The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General--

     The Plan covers all employees of JBI, a division of the Company, and full-time hourly employees, as defined, at the Company's facilities in
     Dover, Delaware.    Generally, employees become eligible on the first
     January 1 or July 1 after their date of employment and upon the attainment of 21 years of age.

     Contributions--

     Participants may elect to contribute 2% to 15% of their pre-tax compensation to the Plan subject to limitations established by the Company.

     The Company may contribute up to 50% of an eligible participant's pretax contributions, not in excess of 4% of the participant's compensation. JBI may contribute up to 20% of an eligible participant's pretax contributions, not in excess of 1.2% of the participant's compensation.

     Participant accounts--

     Each participant's account is credited with the participant's contribution, the participant's portion of the Company's or JBI's contribution as determined above and an allocation of the Plan's earnings. Allocations are based on the ratio that each participant's account balance for the period bears to the total of all participants' account balances for the period.

     Administrative expenses--

     Administrative expenses, other than the recordkeeper's fees, are paid by the Company. The recordkeeper's fees are allocated between the funds based on relative market investment values.

     Vesting--

     Separate accounts for employee and Company contributions are maintained for each participant. Participants vest immediately in their own contributions and in Company contributions upon death, disability or attainment of age 65. Vesting percentages for Company contributions for all other participants are based on years of service in accordance with the following schedule:

         Completed Years of Service                    Percent Vested
         --------------------------                    --------------

         Less than 5                                           0%
                   5 or more                                 100%

     JBI contributions for participants who participated in the JBI Plan on or before December 31, 1992, vest in accordance with the following schedule:

         Completed Years of Service                    Percent Vested
         --------------------------                    --------------

         Less than 1                                           0%
                   1                                          20%
                   2                                          40%
                   3                                          60%
                   4                                          80%
                   5 or more                                 100%

     Withdrawals--

     A participant may withdraw funds from his pre-tax account balance only in the event of a financial hardship, as defined.

     Distributions--

     Upon retirement, permanent disability or termination of employment, 100% of the value of the participant's account shall be paid to the participant in a lump sum payment or in installment payments. In the event of death, 100% of the value of the participant's account shall be paid to the participant's beneficiary. Installment payments shall extend over a period not longer than the joint life expectancy of the participant and the participant's beneficiary.

     Vested benefits will be distributed no later than the later of 60 days after the end of the Plan year in which the participant (a) attains age 65, (b) completes 10 years of participation in the Plan, (c) terminates employment, or (d) such later date on which the amount of payment can be ascertained by the Company.

     Forfeitures-

     Forfeitures resulting from non-vested terminations shall be used to reduce future employer contributions.

2.  Summary of Accounting Policies:

        Basis of accounting--

        The financial statements of the Plan have been prepared on the accrual basis of accounting.

        Valuation of investments--

        Investments are stated at market value. The changes in unrealized appreciation and depreciation and in net realized gains or losses on investments sold during the current year are reflected in the accompanying statement of changes in net assets available for plan benefits.


        The investments of the Plan are commingled in the Sara Lee Corporation Investment Trust (the "Investment Trust") at the Wachovia Bank & Trust Company, N.A. The Plan investments represent 1.5% of Investment
        Trust assets as of June 30, 1994. The total cost, market value and schedule of reportable transactions are disclosed in a separate filing.

        The composition of the Investment Trust at June 30, 1994 is as follows:

           Non-interest-bearing cash                               $     58,541
           Employer contribution receivable                              86,757
           Participant contribution receivable                           75,023
           Income receivable                                          1,518,691
           Other receivables                                            183,136
           Corporate stock common                                    29,702,040
           Nonparticipant loans secured by mortgage                     630,483
           Participant loans                                         14,331,821
           Investment in common/collective trust                      9,425,127
           Investment in registered investment company               67,941,912
           Unallocated insurance contract investments               197,912,438
                                                                   ------------
                   Total                                           $321,865,969
                                                                   ============


        The income allocated to the participating plans for the year ended June 30, 1994, is as follows:


           Employer contributions                                   $ 5,765,875
           Participant contributions                                 30,724,966
           Noncash contributions                                      1,779,832
           Interest income                                           14,605,649
           Common stock dividends                                       867,797
           Realized gain on sale of assets                             (103,634)
           Net investment gain from common/collective trusts            523,233
           Net investment gain from registered
            investment companies                                      1,760,769
                                                                   ------------
                   Net investment income                            $55,924,487
                                                                    ===========

3.  Investments:

    Participants have the option to invest in one or more of the following six investment funds of the Plan in even multiples of 10%:

        Interest Income Fund -- The assets primarily are invested in fixed interest instruments (including guaranteed investment contracts between the trustee and a legal reserve life insurance company, commercial bank, savings and loan association or other financial institution or corporation) intended to provide for safety of principal and a positive rate of return.

        Diversified Equity Fund -- The assets primarily are invested in a diversified pool of a large number of stocks (or mutual fund shares) intended to provide a greater rate of return than the interest income fund, but entailing a risk of loss of principal.

        Aggressive Equity Fund -- The assets primarily are invested aggressively in a portfolio of growth-oriented stocks (or mutual fund shares) intended to provide a greater rate of return than the diversified equity fund, but entailing a greater risk of loss of principal.

        Sara Lee Stock Fund -- The assets primarily are invested in shares of Sara Lee Corporation common stock.

        International Equity Fund -- The assets primarily are invested in stocks of companies located outside the United States intended to provide a greater rate of return than the diversified equity fund, but entailing a greater risk of loss of principal.

        Balanced Fund -- The assets primarily are invested in both stocks and bonds intended to provide a rate of return and a risk of loss of principal between those of the interest income fund and the diversified equity fund.

    The Balanced Fund and the International Equity Fund were made available to participants on July 1, 1993. Balances in these funds in the accompanying June 30, 1993 statement of net assets available for plan benefits are a result of participants electing to invest in these funds and amounts being transferred prior to July 1, 1993.

4.  Plan Termination:

    Although it has not expressed any intent to do so, the Company may terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, each participant's benefits will be nonforfeitable and will be distributable to the participant or the participant's beneficiary.

5.  Federal Income Tax Status:

    The Plan obtained in its latest determination letter on April 19, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trusts were tax exempt as of the financial statement date.

6.   Reconciliation of Financial Statements to the Form 5500:

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           June 30,
                                                      1994         1993
                                                  ----------    ----------
       Net assets available for plan benefits     $5,166,832    $4,506,063
        per the financial statements
       Amounts allocated to withdrawing
        participants                                 (32,926)      (71,661)
                                                  ----------    ----------
       Net assets available for plan benefits
        per the Form 5500                         $5,133,906    $4,434,402
                                                  ==========    ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    Year Ended
                                                                   June 30, 1994
                                                                   -------------
       Benefits paid to participants per the financial
        statements                                                   $243,597
       Add:   Amounts allocated to withdrawing
              participants at June 30, 1994                            32,926
       Less:  Amounts allocated to withdrawing
              participants at June 30, 1993                           (71,661)
                                                                     --------
       Benefits paid to participants per the Form 5500               $204,862
                                                                     ========

7.   Subsequent Event:

     Effective September 1, 1994, participants may take a loan from their
     Plan accounts. Loans may be taken only at the end of a month up to an amount equal to the lesser of 50% of a participant's account balance or $50,000. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in The Wall Street Journal. Loans must be repaid
                                -----------------------
     within four years unless loan is to purchase a primary residence which must be paid back within ten years.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Playtex Apparel Inc. Employees' 401(k) Retirement Plan previously filed Registration Statement File No. 33-35760.


                                        /s/ Arthur Andersen LLP







Stamford, Connecticut
December 15, 1994

                                  SIGNATURES


        The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 21, 1994

                                PLAYTEX APPAREL, INC.
                                EMPLOYEES' 401(k)
                                RETIREMENT PLAN

                                By: PLAYTEX APPAREL, INC.
                                EMPLOYEES' 401(k) RETIREMENT
                                PLAN COMMITTEE

                                By: /s/ Michael E. Murphy
                                   -----------------------------------
                                   Michael E. Murphy, As a Committee
                                   Member on Behalf of the Committee